FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2008

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor
1354 Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This Form 6-K is incorporated by reference into the registration statement on Form F-3/A of YPF Sociedad Anónima filed with the Securities and Exchange Commission on March 10, 2008 (File No. 333-149313).

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1
Letter to the National Securities Commission dated October 17, 2008 regarding the extension of certain exploitation concessions in the Province of Neuquén pursuant to a Memorandum of Agreement between YPF, S.A. and the Province of Neuquén.

Item 1

Buenos Aires, October 17, 2008

To the
National Securities Commission

Re: Extension of Exploitation
Concessions in the Province of Neuquén

In compliance with the requirements of the Regulations of the National Securities Commission (Comisión Nacional de Valores), section No. 2 of Chapter XXI, we inform you that pursuant to the notice provided to firms holding exploitation concessions by the Province of Neuquén, through provincial decree No. 822/08, YPF S.A. (hereinafter “YPF”) entered into a Memorandum of Agreement provided under such Regulation and an Addendum to such agreement (hereinafter, the “Memorandum of Agreement”) to extend the term of the exploitation concessions identified below, which was to become effective upon its approval by the Legislature of the Province of Neuquén.

In this respect, we inform you that on this date Provincial Act No. 2615 approved the Memorandum of Agreement, which was enacted by provincial executive decree No. 1830/08, and was published in Official Gazette No. 3109 of the Province of Neuquén.

The Memorandum of Agreement between YPF and the Province of Neuquén establishes the following provisions, among others:

•
Concessions involved: Cerro Bandera, Señal Cerro Bayo, Chihuido de la Sierra Negra, El Portón, Filo Morado, Octógono, Señal Picada – Punta Barda and Puesto Hernández, which as of December 31, 2007 jointly represented about 11.6% of YPF’s total proved reserves.

•
Extension of concession terms: exploitation concession terms, which were originally set to expire on November 14, 2017, are extended for a 10-year term, which means that they will expire on November 14, 2027.

•
Under Provincial Decree No. 822/08, YPF undertook the following commitments upon the execution of the Memorandum of Agreement: i) to make, on the date specified in the Memorandum of Agreement, an Initial Payment for the amount committed thereunder, to be applied to different accounts; ii)  to pay the Province “An Extraordinary Production Royalty”. In addition, the parties agreed to make additional adjustments in the event of extraordinary income due to lower export duties or if YPF actually received a higher price for the sale of crude oil and/or natural gas according to a mechanism and reference values established in the Memorandum of Agreement; iii) to carry out exploration activities in the remaining exploration areas and make certain investments and expenditures, as stipulated in the Memorandum of Agreement, on the exploitation concessions that constitute the subject-matter of the mentioned Memorandum of Agreement; and iv) to make “Corporate Social Responsibility” contributions to the province of Neuquén, which will be made effective in the years 2008, 2009 and 2010. The purpose of such contributions will be to contribute to the development of the Province of Neuquén in terms of education, environment, health, culture, science and research and community development.

Yours sincerely,

By YPF S.A.

IGNACIO C. MORAN Market relations officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date:	October 22, 2008	By:	/s/ Ignacio C. Moran
			Name:	Ignacio C. Moran
			Title:	Chief Financial Officer